EXHIBIT 99.2

BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 21 to the consolidated financial statements for the year ended December 31, 2008. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated March 2, 2009.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated product shipments, revenue and operating cash consumption (see Non-GAAP Measures), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers’ requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard’s forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and residential cogeneration).

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source.

Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Over the past three years, the Company implemented a strategy to focus on key growth opportunities with near-term commercial prospects. We sold our automotive fuel cell systems operations to DaimlerChrysler AG (“Daimler”) and Ford Motor Company (“Ford”) on August 31, 2005. We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation (“Siemens VDO”) on February 15, 2007. Finally, we completed our exit from the fuel cell car business by selling our automotive fuel cell research and development assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). We completed this transaction (the “AFCC Transaction”) on January 31, 2008, we completed the AFCC Agreement and recorded a gain of $96.8 million. Under the terms of the AFCC Transaction, we transferred to Daimler, Ford and AFCC our automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60 million in cash, all automotive fuel cell warranty liabilities and automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, 112 personnel, and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares valued at $173.9 million, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were then cancelled. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See note 3 to our consolidated financial statements. After the closing of the AFCC Transaction, our automotive segment’s focus is on fuel cell buses and contract technical and manufacturing services.

Following completion of these dispositions, we identified a way to extract value from our tax attributes in 2008 through a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) resulting in a non-dilutive financing with net cash proceeds of $33.8 million (Canadian $41.2 million). Pursuant to this corporate reorganization, completed on December 31, 2008 under a Plan of Arrangement (“Arrangement”), Superior Plus transferred $38.0 million (Canadian $46.3 million) to us. We subsequently transferred all of our assets and liabilities (including the net cash proceeds from this Arrangement of $33.8 million, but excluding our historic Canadian income tax carry forward attributes), to the Company. Ballard shareholders exchanged their old shares, on a one-for-one basis, for shares of the Company. The Company will now carry on the full scope of our business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and will hold all rights to intellectual property as we held prior to the completion of the Arrangement. As part of the Arrangement, Superior Plus’ unitholders obtained new shares of the old Ballard entity. That entity will retain Ballard’s historic Canadian income tax carry forward attributes.

As the transfer of the business assets, liabilities and operations from old Ballard to the Company represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds of $33.8 million (Canadian $41.2 million) were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Company after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance. Details of the Arrangement are described more fully in our Management Information Circular dated November 14, 2008. See also note 2 to our consolidated financial statements.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell stationary power products to customers in Japan.

In 2008, we operated in three market segments:

1.	Power Generation: Fuel cell products and services for material handling, back-up power and residential cogeneration purposes;

2.	Power Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2008	2007	2006

Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	$13,288

Total revenues	$59,580	$65,532	$49,823

Net income (loss)	$34,079	$(57,302)	$(181,137)
Net income (loss) per share	$0.40	$(0.50)	$(1.60)
Income (loss) from continuing operations	$34,079	$(56,809)	$(56,994)
Income (loss) per share from continuing operations	$0.40	$(0.50)	$(0.50)

Normalized net loss (1)	$(59,954)	$(52,226)	$(56,216)

Normalized net loss per share (1)	$(0.71)	$(0.46)	$(0.50)

Operating cash consumption (1)	$(29,294)	$(38,229)	$(51,339)

Cash, cash equivalents and short-term investments	$85,399	$145,574	$187,072
Total assets	$208,443	$298,691	$356,268

[1]

Normalized net loss and operating cash consumption are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

FINANCIAL OVERVIEW – Year ended December 31, 2008

In 2008, our revenues decreased 9% to $59.6 million from $65.5 million in 2007, meeting our revised guidance range of $58 to $64 million. However, adjusting for light-duty automotive engineering development revenue in 2008 and 2007 which relates to the business sold to AFCC of $1.6 million and $15.8 million, respectively, pro forma revenues increased $8.2 million, or 17%, in 2008 compared to 2007.

We reduced operating cash consumption in 2008 (see non-GAAP measures section) by 23% to $29.3 million, down from $38.2 million in 2007, meeting our guidance range of $20-$30 million despite the negative impact of foreign exchange losses on our Canadian monetary assets in the fourth quarter of 2008.

Revenue

While overall revenue for 2008 declined 9%, or $6.0 million, compared to 2007, product and service revenues increased 22%, or $9.4 million, due to higher shipments of bus, material handling, light duty automotive and back-up power fuel cell products and to new testing and engineering services to AFCC which were only partially offset by lower shipments of residential cogeneration and carbon fiber products. Engineering development revenue declined $15.3 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net income for 2008 increased to $34.1 million, or $0.40 per share, compared with a net loss of $57.3 million, or ($0.50) per share, in 2007. Net income for 2008 includes a gain on sale of assets of $96.8 million resulting from the AFCC Transaction partially offset by the write-down of a non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) of $3.0 million. Net loss for 2007 includes a write-down of our non-core investment in Advanced Energy Inc. (“Advanced Energy”) of $4.6 million and a loss from discontinued operations of $0.5 million.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for 2008 increased to $60.0 million, or ($0.71) per share, compared with a normalized net loss of $52.2 million, or ($0.46) per share, for 2007. The primary reasons for the $7.7 million higher normalized net loss in 2008 were due to decreases in foreign exchange gains of $12.4 million and decreases in investment income of $6.2 million. Decreases in product and service gross margins of $13.0 million and engineering development revenues of $15.3 million were more than offset by decreases in operating expenses of $29.3 million and depreciation and amortization of $9.7 million. Lower gross margins were driven by larger reductions in warranty provisions in 2007 compared to 2008, combined with reduced field service activities for fuel cell buses and more aggressive product pricing and enhanced warranty coverage on material handling products in order to escalate market adoption. This was partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in normalized net loss on a per share basis was due primarily to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for 2008 decreased 23% to $29.3 million, compared to $38.2 million for 2007. The $8.9 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by lower foreign exchange gains of $12.4 million, a decline in investment income of $6.2 million and lower product and service gross margins and engineering development revenues.

FINANCIAL OVERVIEW – Quarter ended December 31, 2008

Revenue

Our revenues for the fourth quarter of 2008 decreased 6% to $18.9 million, compared to $20.1 million for the same period of 2007. However, adjusting for light-duty automotive engineering development revenue in the fourth quarter of 2007 which relates to the business sold to AFCC of $8.4 million, pro forma revenues increased $7.2 million, or 61%, in the fourth quarter of 2008 compared to 2007. Product and service revenues increased 76%, or $8.0 million, due to bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program combined with higher shipments of material handling, back-up power and carbon fiber products partially offset by lower shipments of residential cogeneration products. Engineering development revenue declined $9.2 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net loss for the fourth quarter of 2008 increased to $18.0 million, or ($0.22) per share, compared with a net loss of $15.9 million, or ($0.14) per share, in the fourth quarter of 2007. The primary reasons for the $2.1 million higher net loss in the fourth quarter of 2008 was due to increases in foreign exchange losses of $3.6 million and decreases in investment income of $1.8 million. Decreases in product and service gross margins of $2.4 million and engineering development revenues of $9.2 million were more than offset by decreases in operating expenses of $14.1 million and depreciation and amortization of $3.0 million. Lower gross margins were driven by larger reductions in warranty provisions in the fourth quarter of 2007 compared to the fourth quarter of 2008 and more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in net loss per share was primarily due to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction. Net loss for the fourth quarter of 2008 also includes a $3.0 million write-down of a non-core investment in Chrysalix and the net loss for the fourth quarter of 2007 includes a $4.6 million write-down of a non-core investment in Advanced Energy.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the fourth quarter of 2008 decreased 31% to $8.5 million, compared to $12.4 million for the fourth quarter of 2007. The $3.8 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by increased foreign exchange losses, a decline in investment income and lower product and service gross margins and engineering development revenues.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts under which we earn product and engineering service revenue, revenue is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the years ended December 31, 2008 and 2007, there were no material adjustments to engineering development revenue and product and service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the years ended December 31, 2008 and 2007 we recorded provisions to accrued warranty liabilities of $4.4 million and $0.8 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews, we recorded adjustments that reduced accrued warranty liabilities by $0.4 million and $8.9 million, respectively, for the years ended December 31, 2008 and 2007. The 2008 adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells. The 2007 adjustments to reduce accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our Automotive fuel cells.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the year ended December 31, 2008 and 2007, inventory provisions of $0.7million and $1.4 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the year ended December 31, 2008, we recorded a $3.0 million write-down of our non-core investment in Chrysalix. During the year ended December 31, 2007, we recorded a $4.6 million write-down of our non-core investment in Advanced Energy to $0.5 million, representing proceeds received of $0.5 million.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2008, no write-downs of intangible assets or goodwill were recorded. During the year ended December 31, 2007, we recorded a $1.4 million charge to amortization expense for patents no longer in use.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Capital Disclosures

In 2008, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. See note 20 to our consolidated financial statements.

Goodwill and Intangible Assets

In 2008, we elected to early adopt the new recommendations of the CICA for accounting for “Goodwill and Intangible Assets” (CICA Handbook Section 3064). This new section will replace the existing standards for “Goodwill and Other Intangible Assets” (CICA Handbook Section 3062) and “Research and Development Costs” (CICA Handbook Section 3450). The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. As we have historically expensed all research and development costs as incurred, we were not materially impacted by the implementation of this new standard for the years ended December 31, 2008 and 2007.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2008 were $59.6 million, a $6.0 million, or 9% decrease from 2008. Increases in product and service revenue of $9.4 million, or 22%, were offset by declines in engineering development revenue of $15.3 million, or 69%, primarily as a result of the AFCC Transaction.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

	2008			2007			2006

	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Power Generation	$12,581	$4,032	$16,613	$13,033	$6,399	$19,432	$7,314	$5,972	$13,286
Automotive	27,462	2,822	30,284	16,254	15,781	32,035	17,764	7,316	25,080
Material Products	12,683	—	12,683	14,065	—	14,065	11,457	—	11,457

	$52,726	$6,854	$59,580	$43,352	$22,180	$65,532	$36,535	$13,288	$49,823

Power Generation product and service revenues for the year ended December 31, 2008 declined $0.5 million, or 3%, compared to 2007. Increased product shipments and a change in sales mix towards higher power units in the material handling market combined with higher shipments in the back-up power market were offset by lower residential cogeneration market sales and lower non-recurring engineering service revenues for government contracts in the material handling market. The decline in residential cogeneration market sales was expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell MEAs instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD.

Power Generation engineering development revenues for the year ended December 31, 2008 were reduced $2.4 million, or 37%, compared to 2007. Revenues are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses. As expected, the decline is due to the completion at the end of the third quarter of 2008 of our current agreement with EBARA and EBARA BALLARD for the development of our 1kW residential cogeneration fuel cell stack. Since 2005, we have recorded $18.0 million of engineering development revenue from EBARA BALLARD, representing the full amount earned for the performance of work under this development program.

Automotive product and service revenues increased $11.2 million, or 69%, for the year ended December 31, 2008, compared to 2007. Increased automotive service revenues derived from new testing and engineering services provided to AFCC combined with the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program (which contributed $6.0 million to revenue in December 2008) and increased light duty automotive product shipments at lower prices to AFCC were partially offset by the expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts.

Automotive engineering development revenue for the year ended December 31, 2008 decreased $13.0 million, or 82%, compared to 2007. The decline in 2008 is due primarily to the closing of the AFCC Transaction on January 31, 2008 resulting in only one month of automotive development revenues in 2008 compared to a year of revenue in 2007. This decrease was only partially offset by engineering development revenue related to the test bus phase of the B.C. Transit 2010 Olympic fuel cell bus program. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the year ended December 31, 2008 decreased $1.4 million, or 10%, compared to 2007, due primarily to decreased customer volumes as a result of the impact of a three month labor strike affecting a key customer prior to its resolution in May 2008 combined with lower automotive sales due to the current unprecedented slow down in the U.S. automotive industry.

Power Generation product and service revenues for the year ended December 31, 2007 increased $5.7 million, or 78%, compared to 2006. Higher non-recurring engineering service revenues for government contracts in the material handling and back-up power markets primarily drove the increase in the year. Increased unit sales of cogeneration, material handling and back-up power fuel cell products, partially offset by lower pricing, also contributed to the increase. Power Generation engineering development revenues for the year ended December 31, 2007 increased $0.4 million, or 7%, compared to 2006, and were derived from our 1kW residential cogeneration fuel cell program.

Automotive product and service revenues for the year ended December 31, 2007 decreased $1.5 million, or 9%, compared to 2006. Increased automotive fuel cell product shipments were offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. The decline in field service revenues for fuel cell buses was expected as the field trials were winding down. Automotive service revenues were primarily earned from field service activities supporting fuel cell buses in Europe, Australia and China.

Automotive engineering development revenue for the year ended December 31, 2007 increased $8.5 million, or 116%, compared to 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for year ended December 31, 2007 increased $2.6 million, or 23%, compared to 2006, due primarily to increased customer volumes.

Cost of product and service revenues for the year ended December 31, 2008 were $47.4 million, an increase of $22.3 million, or 89%, compared to 2007. The $22.3 million increase for the year was driven by lower reversals of accrued warranty liabilities in 2008 as compared to 2007, increased product shipments in the bus, material handling, back-up power and automotive markets, enhanced warranty terms and a change in sales mix towards higher power units in the material handling market and costs incurred for new automotive testing and engineering services provided to AFCC. These increases were partially offset by lower residential cogeneration product costs due to the delivery of fuel cell MEAs instead of fuel cell stacks and reduced service costs related to fewer fuel cell buses under service contracts. As mentioned above, cost of product sales was lower in 2007 compared to 2008 due in part to the reversal of accrued warranty liabilities of $8.9 million in 2007, compared to $0.4 million in 2008. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our Automotive fuel cells whereas the 2008 reductions were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells.

Gross margins on product and service revenues declined in 2008 to $5.3 million, compared to $18.3 million for 2007. This year over year decrease of $13.0 million was driven by larger reductions in warranty provisions for 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, declines in field service revenues for fuel cell buses, declines in service revenue and higher program expenditures on Power Generation non-recurring engineering government contracts, and lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the second quarter of 2008) and the slow down in the U.S. automotive industry. These declines were only partially offset by increased margins as a result of new testing and engineering services provided to AFCC and the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus project.

Cost of product and service revenuesfor the year ended December 31, 2007 were $25.1 million, an increase of $3.8 million, or 18%, compared to 2006. The $3.8 million increase for 2007 was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the material handling market partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts. Cost of product and service revenue was also affected by the reduction of warranty provisions of $8.9 million in 2007 compared to $5.8 million in 2006. The reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells. Gross margins on product and service revenues improved in 2007 to $18.3 million, compared to $15.3 million in 2006. This increase was driven by the reductions in warranty provisions mentioned above combined with increased volumes in our carbon fiber products, partially offset by lower gross margins in our Power Generation segment as increased volumes were offset by lower sales prices, and lower gross margins in our Automotive segment as declines in field service for buses offset increased margins on automotive fuel cell products.

Research and product development expenses for the year ended December 31, 2008 were $37.2 million, a decrease of $21.3 million, or 36%, compared to 2007. This decline in expenditures is due primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by increased investment in our Power Generation and fuel cell bus programs and the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Lower operating expenses in the fourth quarter of 2008 as a result of a weakening Canadian dollar only partially offset the negative impacts of a stronger Canadian dollar in the first three quarters of 2008, compared to the corresponding periods of 2007.

Included in research and product development expenses for the year ended December 31, 2008, were costs of $5.9 million related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the year ended December 31, 2007 were $25.3 million.

Research and product development expenses for the year ended December 31, 2007 were $58.5 million, an increase of $6.2 million, or 12%, compared to 2006. The increase in expenditures in 2007 related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in our Power Generation and fuel cell bus programs. Included in research and product development expenses for 2007 were costs of $25.3 million, compared to $22.9 million in 2006, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the year ended December 31, 2008 were $12.6 million, a decrease of $6.5 million, or 34%, compared to 2007. The decrease in 2008 is due to lower labour costs and training and insurance expenditures combined with the 2007 impact of severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction. Income earned in 2008 from administrative service agreements with AFCC of $1.5 million is recorded as other income.

General and administrative expenses for the year ended December 31, 2007 were $19.1 million, an increase of $5.8 million, or 44%, compared to 2006. The overall increase is due primarily to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction, the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, and a one-time commodity tax refund received in 2006.

Marketing and business development expenses for the year ended December 31, 2008 were $7.5 million, a decrease of $1.5 million, or 17%, compared to 2007. The decrease is primarily due to decreased marketing development support for our light duty automotive market.

Marketing and business development expenses for the year ended December 31, 2007 were $9.0 million, an increase of $1.8 million, or 24%, compared to 2006. The overall increase is primarily due to increased marketing development support for our Power Generation markets combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $6.0 million for the year ended December 31, 2008, a decrease of $9.7 million, or 62%, compared to 2007. Depreciation and amortization has declined in 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction.

Depreciation and amortization was $15.7 million for the year ended December 31, 2007, a decrease of $0.7 million, or 4%, compared to 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization. We also stopped recording depreciation and amortization expense in November 2007 on the long-lived assets included in the AFCC Transaction and reclassified them to assets held for sale due to our decision to dispose of the assets at that time. This overall decline in depreciation and amortization expense for 2007 was partially offset by a $1.4 million charge to amortization expense for patents that were no longer in use.

Investment and other income (loss)was negative $0.2 million for the year ended December 31, 2008, compared to income of $16.9 million for 2007.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

	2008	2007	2006

Investment income	$2,012	$8,207	$9,913
Foreign exchange gain (loss)	(3,653)	8,726	19
Other income	1,455	—	—

Investment and other income (loss)	$(186)	$16,933	$9,932

Investment income was $2.0 million for the year ended December 31, 2008, a decrease of $6.2 million, or 75%, compared to 2007. The decrease was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction, combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange loss of $3.7 million for 2008 resulted from the weakening of the Canadian dollar in 2008. Compared to the U.S. dollar, the Canadian dollar has weakened in 2008 from 0.99 at December 31, 2007 to 1.22 at December 31, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 19 to the consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance, the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

Other income was $1.5 million for the year ended December 31, 2008 and relates to administrative services contracts with AFCC under which we provide accounting, supply chain, human resources, information technology, facilities and other administrative support.

Investment and other income for the year ended December 31, 2007 was $16.9 million, an increase of $7.0 million, or 70%, compared to 2006. The increase is due to foreign exchange gains in 2007 of $8.7 million partially offset by lower investment income of $1.7 million. Foreign exchange gains in 2007 were a result of movements in the Canadian dollar relative to the U.S. dollar on our net monetary assets and liabilities. Compared to the U.S. dollar, the Canadian dollar strengthened from 1.17 at December 31, 2006 to 0.99 at December 31, 2007. Investment income declined in 2007 due to lower average cash balances in 2007 compared to 2006 combined with declining interest rates in the last half of 2007.

Loss on disposal and write-down of long-lived assets were $2.8 million for the year ended December 31, 2008, compared to $4.6 million and $0.8 million for the corresponding periods in 2007 and 2006, respectively. The expense in 2008 is primarily a result of a $3.0 million write-down in our investment in Chrysalix to $0.5 million, representing estimated net realizable value. The expense in 2007 is a result of a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. The expense in 2006 is primarily a result of a loss on disposal of our investment in QuestAir of $0.6 million.

Gain on assets held for sale was $96.8 million for the year ended December 31, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $8.6 million for the year ended December 31, 2008, compared to $7.4 million and $7.0 million in 2007 and 2006, respectively, and relate to our share of the losses of EBARA BALLARD. The increase in equity losses in 2008 is due to the negative effects of a stronger Yen, relative to the U.S. dollar, combined with EBARA BALLARD’s introduction of its next generation system product in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $85.4 million as at December 31, 2008, compared to $145.6 million at the end of 2007. The decrease of $60.2 million in 2008 was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the AFCC Transaction combined with a net loss (excluding non-cash items) of $35.1 million, net investment in EBARA BALLARD of $5.9 million and net capital expenditures of $3.1 million partially offset by working capital cash inflows of $8.9 million and proceeds from the non-dilutive financing Arrangement with Superior of $36.9 million.

For the year ended December 31, 2008, working capital requirements resulted in cash inflows of $8.9 million compared to cash outflows of $13.8 million for 2007. In 2008, working capital cash inflows were driven by lower inventory of $4.5 million due to higher fourth quarter Power Generation shipments and fuel cell bus product shipments combined with improved inventory management and increased platinum recoveries, higher accrued warranty liabilities of $3.1 million as a result of the above noted fourth quarter product shipments, and higher deferred revenue of $0.8 million due to the timing of payments on pre-funded contracts.

For the year ended December 31, 2007, working capital requirements resulted in cash outflows of $13.8 million compared to $12.3 million for 2006. In 2007, cash outflows were impacted by higher accounts receivable of $4.1 million due to higher fourth quarter engineering development revenue compared to the prior year and the timing of collections of our product and engineering development revenues, combined with increased working capital requirements of $4.6 million related to assets and liabilities held for sale. The $4.6 million cash outflow from current assets and current liabilities held for sale primarily represent lower accrued warranty liabilities to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Cash outflows from accounts payable and accrued liabilities of $1.7 million were primarily due to the timing of payments combined with lower accrued liabilities as a result of settlement in the year of previously disputed amounts, partially offset by increased employee bonus accruals.

Investing activities resulted in cash outflows of $6.0 million for the year ended December 31, 2008, compared to cash inflows of $19.8 million in 2007. Changes in short-term investments resulted in cash inflows of $64.9 million in 2008 as compared to inflows of $29.4 million in 2007 as balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the $60 million funding requirement to close the AFCC Transaction in the first quarter of 2008. Net capital spending of $3.1 million in 2008 was primarily for manufacturing equipment, compared to net capital spending in 2007 of $6.4 million primarily for manufacturing, test and computer equipment. The cash flows used for other investing activities in 2008 of $6.2 million represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.3 million. The cash flows used for other investing activities of $3.3 million in 2007 represent a net investment in EBARA BALLARD comprising of an additional investment of $8.4 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.2 million. During 2007, we also disposed of net assets of $1.8 million related to the finalization of the sale of our electric drive business.

Investing activities resulted in cash outflows of $50.8 million during 2006. Changes in short-term investments resulted in cash outflows of $41.6 million as balances changed between cash equivalents and short-term investments. Net capital spending in 2006 of $8.7 million was primarily for manufacturing, test stands and computer equipment. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment of $0.8 million in Chrysalix.

Financing activities resulted in cash inflows of $36.9 million for the year ended December 31, 2008, compared to nil and $5.9 million, respectively, for 2007 and 2006. Financing activities in 2008 represent gross proceeds received on the closing of the Arrangement with Superior of $38.0 million (Cdn. $46.3 million) less closing costs paid in 2008 of $1.1 million (Cdn. $1.3 million). We have accrued the remaining estimated closing costs of $3.1 million (Cdn. $3.8 million) at December 31, 2008. Financing activities for 2006 relate to equity funding received from EBARA.

As at March 2, 2009, we had 82,122,135 common shares issued and outstanding and stock options to purchase 5,224,439 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2008, we had cash, cash equivalents and short-term investments totaling $85.4 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research, and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our ability to potentially monetize other assets, including our interest in AFCC through the share purchase agreement with Ford, are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

Over the past three years, we have re-vectored the Company to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets. As a result, for 2009 we will report our results in the following market segments:

1. Fuel Cell Products and Servicing (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and residential cogeneration markets);

2. Contract Automotive (supporting segment): contract technical and manufacturing services primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): material products primarily for automotive transmissions and gas diffusion layers (“GDL”).

We expect overall revenues for 2009 to be between $68 million to $78 million, compared to $59.6 million in 2008.

Fuel Cell Products revenue is expected to increase in 2009, as compared to 2008, due primarily to volume increases in our back-up power, bus and material handling markets as a result of our announced ACME (subject to product acceptance test in the fourth quarter of 2009), Dantherm, B.C. Transit 2010 Olympic fuel cell bus program, Transport of London fuel cell bus program and Plug Power Central Grocer agreements. This increase in Fuel Cell Products revenue is expected to be partially offset by declines in Fuel Cell Products service revenues due to the completion of our existing engineering service government contracts in the material handling and back-up power markets, and declines in Fuel Cell Products engineering development revenues due to the completion of our 1kW residential cogeneration fuel cell development program in 2008. Residential cogeneration product revenues in 2009 are expected to be similar to 2008 as the program is still in the development stage of the Japanese government trial program.

Fuel Cell Product shipments are expected to increase to 4,000 units in 2009, as compared to 1,855 units in 2008. Materials handling shipments are expected to increase to 1,000 units, from 508 units; back-up power shipments to 2,500 units, from 720 units; and residential cogeneration shipments to 500 units, from 403 units, respectively.

Supporting business revenues are expected to decline in 2009, as compared to 2008, due primarily to lower technical services and lower contract manufacturing for AFCC, Daimler and Ford. Material Products revenues in 2009 are expected to be similar to 2008 due to the continued slow down in the U.S. automotive industry, partially offset by growth in fuel cell GDL material sales.

We expect our operating cash consumption (see Non-GAAP Measures) for 2009 to be between $17 million to $27 million, compared to $29.3 million in 2008 assuming no material fluctuations in U.S. / Canadian dollar exchange rates. A primary driver for this expected reduction in operating cash consumption for 2009 is expected increases in gross margins as a result of increased product sales, combined with additional reductions in operating expenses, to more than offset our increased investment in production capacity. As a result of the timing of capital expenditures, working capital impacts related to the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs, and the payment of 2008 employee bonuses in the first half of 2009, operating cash consumption is expected to be higher in the first half of 2009, as compared to the second half of the year.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument is carried at cost and is not marked to market each reporting period as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $68 million (based on current interest rates) and record an estimated gain of approximately $67 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, the amount of proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, we believe that these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At December 31, 2008, we had outstanding forward exchange contracts to sell a total of Canadian $8 million at an average rate of $1.12 Canadian per $1.00 United States dollar, resulting in an unrealized loss of $0.6 million. In addition, we had outstanding platinum forward purchase contracts to purchase a total of $2.4 million of platinum at an average rate of $890 per troy ounce, resulting in an unrealized gain of $0.2 million.

As at December 31, 2008, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have agreed to pay total royalties up to a maximum of $40.3 million (Cdn. $49.0 million) in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. To December 31, 2008, we have made total royalty payments of $4.3 million (Cdn. $5.2 million) against this potential obligation including royalty payments of $0.2 million (Cdn. $0.2 million) in 2008 and $0.1 million (Cdn. $0.2 million) in 2007. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $0.4 million (Cdn. $0.5 million) in Chrysalix, in which we have a limited partnership interest.

As at December 31, 2008 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,

Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years

Operating leases	$13,970	$1,448	$2,946	$3,087	$6,489
Asset retirement obligations	3,441	—	—	—	3,441

Total contractual obligations	$17,411	$1,448	$2,946	$3,087	$9,930

In addition to the contractual purchase obligations above, we have commitments to purchase $0.2 million of capital assets as at December 31, 2008. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6.1 million (Canadian $7.4 million) with a threshold amount of $0.4 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2008, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement as we have not yet finalized our 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,

Transactions with related parties	2008	2007	2006

Revenues from products, engineering services and other	$7,906	$37,435	$41,363
Purchases	188	442	899

(Expressed in thousands of U.S. dollars)	As at December 31,

Balances with related parties	2008	2007

Accounts receivable	$4,500	$12,054
Accounts payable and accrued liabilities	31	13

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,

	Dec. 31, 2008	Sep. 30, 2008	June 30, 2008	Mar. 31, 2008

Product and service revenue	$18,605	$10,879	$11,131	$12,111
Engineering development revenue	296	1,406	1,220	3,932

Total revenue	$18,901	$12,285	$12,351	$16,043

Net income (loss)	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share	$(0.22)	$(0.19)	$(0.16)	$0.87

Income (loss) from continuing operations	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share from continuing	$(0.22)	$(0.19)	$(0.16)	$0.87
operations

Weighted average common shares outstanding (000’s)	82,116	82,102	82,086	93,447

	Dec. 31, 2007	Sep. 30, 2007	June 30, 2007	Mar. 31, 2007

Product and service revenue	$10,591	$12,619	$10,464	$9,678
Engineering development revenue	9,474	4,947	3,841	3,918

Total revenue	$20,065	$17,566	$14,305	$13,596

Net loss	$(15,891)	$(16,017)	$(11,140)	$(14,254)
Net loss per share	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Loss from continuing operations	$(15,891)	$(15,588)	$(10,814)	$(14,516)
Net loss per share from continuing operations	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Weighted average common shares outstanding (000’s)	114,742	114,593	114,591	114,370

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

▪

Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments. Product revenues in the fourth quarter of 2008 were positively impacted by $6.0 million by the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program. Testing and engineering service revenue to AFCC commenced in the first quarter of 2008.

▪

Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008. Engineering development revenue in the first three quarters of 2008 was positively impacted by $1.0 million of revenue related to the B.C. Transit 2010 Olympic fuel cell bus program.

▪

Operating expenditures: Operating expenses have declined in the four quarters of 2008 due to the impact of the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

▪

Depreciation and amortization: Depreciation and amortization has declined for the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

▪

Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 by foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first, third and fourth quarters of 2008 by foreign exchange losses of $1.3 million, $0.5 million, and $2.9 million, respectively, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the four quarters of 2008 due to the provision of administrative services to AFCC.

▪

Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix and the third quarter of 2007 was negatively impacted by a $4.6 million write-down of our investment in Advanced Energy.

▪	Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Management Discussion and Analysis, our financial statements for the year ended December 31, 2008, and our Annual Information Form. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized below which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;
•

We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•	We may not be able to successfully execute our business plan;
•	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;
•	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition or profitability;
•	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;
•	A mass market for our products may never develop or may take longer to develop than we anticipate;
•	We have limited experience manufacturing fuel cell products on a commercial basis;
•	We are dependent on third party suppliers for the supply of key materials and components for our products;
•	We are dependent on systems integrators or Original Equipment Manufacturers to purchase certain of our products;
•	Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;
•	Public Policy and regulatory changes could hurt the market for our products;
•	We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;
•	We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;
•	We currently face and will continue to face significant competition;
•	We could lose or fail to attract the personnel necessary to run our business;
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations;
•	Our products use flammable fuels, which could subject our business to product liability claims;

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Corporate Controller and Acting Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a) – 15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). We have concluded that as of December 31, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, we have determined that internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2008.

Changes in internal control over financial reporting

During the year ended December 31, 2008, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars, except per share amounts)	Year Ended December 31,

Normalized net loss	2008	2007	2006

Reported net income (loss)	$34,079	$(57,302)	$(181,137)
Loss on disposal and write-down of long-lived assets	2,812	4,583	778
Gain on sale of assets	(96,845)	—	—
Loss from discontinued operations	—	493	124,143

Normalized net loss	$(59,954)	$(52,226)	$(56,216)

Normalized net loss per share	$(0.71)	$(0.46)	$(0.50)

Weighted average common shares outstanding (000’s)	84,922	114,575	113,391

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for net additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Year Ended December 31,

Operating Cash Consumption	2008	2007	2006

Cash used by operations	$(26,209)	$(31,850)	$(42,670)
Net additions to property, plant and equipment	(3,085)	(6,379)	(8,669)

Operating cash consumption	$(29,294)	$(38,229)	$(51,339)